UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Elevation Oncology, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

28623U101

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28623U101	SCHEDULE 13G	Page 2 of 5

1	NAME OF REPORTING PERSON Vertex Global HC Fund II Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,307,642
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,307,642

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,307,642
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.94%*
12	TYPE OF REPORTING PERSON CO

*	Percentage ownership is based upon 23,225,637 common stock of the Issuer issued and outstanding as of November 9, 2021, as reported in the Issuer’s quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 28623U101	SCHEDULE 13G	Page 3 of 5

1	NAME OF REPORTING PERSON Vertex Venture Management Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,307,642
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,307,642

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,307,642
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.94%*
12	TYPE OF REPORTING PERSON CO

*	Percentage ownership is based upon 23,225,637 common stock of the Issuer issued and outstanding as of November 9, 2021, as reported in the Issuer’s quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 28623U101	SCHEDULE 13G	Page 4 of 5

Item 1(a).	Name of Issuer

Elevation Oncology, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

888 Seventh Ave., 12th Floor, New York, NY 10106

Item 2(a).	Name of Person Filing

Vertex Global HC Fund II Pte. Ltd.; Vertex Venture Management Pte. Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence

250 North Bridge Road

#11-01 Raffles City Tower

Singapore 179101

Item 2(c).	Citizenship

Singapore

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number

28623U101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

With respect to the beneficial ownership of the Reporting Person, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 28623U101	SCHEDULE 13G	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2022

VERTEX GLOBAL HC FUND II PTE. LTD.

/s/ Chua Kee Lock
Chua Kee Lock Director

VERTEX VENTURE MANAGEMENT PTE. LTD.

/s/
Chua Kee Lock Director